Exhibit 99.21
July 27, 2010
In order to correct a typographical error contained in the consolidated financial statements of the Company for the three (3) month period ended February 28, 2010 and 2009 (the “Financial Statements”) and to comply with certain rules related to continuous disclosure obligation, the Company refiles, as of today, a corrected version of its Financial Statements.
The only correction to the Financial Statements relates to the deletion of the word “Draft” on each page of the Financial Statements. Except for this correction, the Financial Statements, as initially filed, remain unchanged.
The Company files simultaneously with this letter the corrected version of the Financial Statements.
(signed) Jocelyn Lafond
Jocelyn Lafond
Vice President, Legal Affairs

Corrected as at July 27, 2010
Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Three-month periods ended February 28, 2010 and 2009

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2010 and 2009

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited)
February 28, 2010 and November 30, 2009
(in thousands of dollars)

	February 28,	November 30,
	2010	2009

Assets

Current assets:
Cash	$3,332	$1,519

Bonds	6,264	10,036
Accounts receivable	281	375
Tax credits receivable	1,834	1,666
Inventories	2,251	2,225
Research supplies	270	287
Prepaid expenses	714	302

	14,946	16,410

Bonds	45,693	51,807
Property and equipment	1,209	1,229
Other assets	41	41

	$61,889	$69,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,073	$5,901
Current portion of deferred revenues (note 6)	6,855	6,847

	10,928	12,748

Deferred revenues (note 6)	11,980	13,691

Shareholders’ equity:
Capital stock (note 3)	279,230	279,169
Contributed surplus	6,720	6,484

Accumulated other comprehensive income	1,185	1,282
Deficit	(248,154)	(243,887)

	(246,969)	(242,605)

Total shareholders’ equity	38,981	43,048

	$61,889	$69,487

See accompanying notes to unaudited consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Statement of Operations
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)

	2010	2009

Revenues:
Royalties, technologies and other (note 6)	$1,717	$1,432
Interest	578	577

	2,295	2,009

Operating costs and expenses:
Research and development	4,109	6,315
Tax credits	(168)	(668)

	3,941	5,647
General and administrative	1,801	2,321
Selling and market development	616	481
Patents	204	45
Fees associated with collaboration and licensing agreement (note 6)	—	4,269

	6,562	12,763

Net loss	$(4,267)	$(10,754)

Basic and diluted loss per share (note 3 (d))	$(0.07)	$(0.18)

Weighted average number of common shares outstanding	60,438,098	60,055,841

Consolidated Statements of Comprehensive Loss
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars)

	2010	2009

Net loss	$(4,267)	$(10,754)
Unrealized gains on available-for-sale financial assets	3	317
Reclassification adjustment for gains and losses on available-for-sale financial assets	(100)	(23)

Comprehensive loss	$(4,364)	$(10,460)

See accompanying notes to unaudited consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Three-month period ended February 28, 2010
(in thousands of dollars)

				Accumulated
				other
				compre-
	Capital stock		Contributed	hensive
	Number	Dollars	surplus	income	Deficit	Total

Balance, November 30, 2009	60,429,393	$279,169	$6,484	$1,282	$(243,887)	$43,048

Exercise of stock options:
Cash proceeds	21,164	38	—	—	—	38
Ascribed value	—	23	(23)	—	—	—

Stock-based compensation	—	—	259	—	—	259

Net loss	—	—	—	—	(4,267)	(4,267)

Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	(97)	—	(97)

Balance, February 28, 2010	60,450,557	$279,230	$6,720	$1,185	$(248,154)	$38,981

See accompanying notes to unaudited consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Statements of Shareholders’ Equity, Continued
(Unaudited)
Three-month periods ended February 28, 2009
(in thousands of dollars)

				Accumulated
				other
				compre-
	Capital stock		Contributed	hensive
	Number	Dollars	surplus	income	Deficit	Total

Balance, November 30, 2008	58,215,090	$269,219	$5,585	$372	$(228,230)	$46,946

Change in accounting policies (note 2 (a))	—	—	—	—	(599)	(599)

Issuance of share capital (note 6)	2,179,837	9,854	—	—	—	9,854

Stock-based compensation	—	—	205	—	—	205

Net loss	—	—	—	—	(10,754)	(10,754)

Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	294	—	294

Balance, February 28, 2009	60,394,927	$279,073	$5,790	$666	$(239,583)	$45,946

See accompanying notes to unaudited consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars)

	2010	2009

Cash flows from operating activities:
Net loss	$(4,267)	$(10,754)
Adjustments for:
Amortization of property and equipment	147	137
Stock-based compensation	259	205

	(3,861)	(10,412)
Changes in operating assets and liabilities:
Interest receivable on bonds	163	(969)
Accounts receivable	94	76
Tax credits receivable	(168)	(668)
Inventories	(26)	(1,594)
Research supplies	17	133
Prepaid expenses	(412)	(59)
Accounts payable and accrued liabilities	(1,780)	(128)
Deferred revenues	(1,703)	25,681

	(3,815)	22,472

	(7,676)	12,060

Cash flows from financing activities:
Share issuance	38	9,854
Share issue costs	—	(8)

	38	9,846

Cash flows from investing activities:
Additions to property and equipment	(175)	(102)
Acquisition of bonds	—	(19,631)
Disposal of bonds	9,626	4,585

	9,451	(15,148)

Net change in cash	1,813	6,758

Cash, beginning of period	1,519	133

Cash, end of period	$3,332	$6,891

See note 4 (a) for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
1.	Basis of presentation:

The financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation of its results. These financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The same accounting policies as described in the Company’s latest annual report have been used. However, these financial statements do not include all disclosures required under GAAP and, accordingly, should be read in connection with the financial statements and the notes thereto included in the Company’s latest annual report. These interim financial statements have not been reviewed by the auditors.

2.	New accounting policies:
(a)	Adoption of new accounting standards:

Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets at December 1, 2008 by $599, respectively, which is the amount of patent costs related to periods prior to these dates.

(b)	Future accounting changes:

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company will determine at a future date the impact of adopting the standards on its consolidated financial statements.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock:
(a)	Shareholder rights plan:

On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If, at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(b)	Stock option plan:

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2009 and the three-month period ended February 28, 2010 were as follows:

		Weighted
		average
		exercise price
	Number	per share

Options as at November 30, 2008 (audited)	2,161,800	$6.52

Granted	680,500	1.83
Cancelled and expired	(176,500)	8.34

Options as at November 30, 2009 (audited)	2,665,800	5.20

Granted	265,000	3.84
Cancelled and expired	(25,667)	3.26
Exercised	(21,164)	1.80

Options as at February 28, 2010	2,883,969	$5.12

(c)	Stock-based compensation and other stock-based payments:

The estimated fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009

Risk-free interest rate	2.46%	1.79%
Volatility	81%	79%
Average option life in years	6	6
Dividend yield	Nil	Nil

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(c)	Stock-based compensation and other stock-based payments (continued):

The risk-free interest rate is based on the implied yield on a Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected term of the option. The average life of the options is estimated considering the vesting period, the term of the option and the length of time of similar grants have remained outstanding in the past. Dividend yield was excluded from the calculation, since it is the present policy of the Company not to retain in cash in order to keep funds available to finance the Company’s growth.
The following table summarizes the weighted average fair value of stock options granted during the periods ended February 28, 2010 and 2009:

		Weighted average
	Number of	grant-date
	options	fair value

2010	265,000	$2.96
2009	590,500	1.24

(d)	Diluted loss per share:

Diluted loss per share was not presented as the effect of options would have been anti-dilutive. All options outstanding at the end of the year could potentially dilute the basic earnings per share in the future.
4.	Supplemental information:
(a)	The following transactions were conducted by the Company and did not impact cash flows:

	February 28,	November 30,
	2010	2009

Additions to property and equipment included in accounts payable and accrued liabilities	$135	$183

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
4.	Supplemental information (continued):
(b)	For the three-month period ended February 28, 2010, the Company has reclassified in net loss $100 of realized gains on available-for-sale financial assets previously recorded in accumulated other comprehensive income ($23 in 2009).

On February 28, 2010, the accumulated other comprehensive loss was composed of unrealized gains on available-for-sale financial assets of $1,185 (gain of $1,282 on November 30, 2009).

(c)	For the three-month periods ended February 28, 2010 and 2009, the following items were included in the determination of the Company’s net loss:

	2010	2009

Amortization of property and equipment	$147	$137
Stock-based compensation	259	205

5.	Financial instruments:
(a)	Carrying value and fair value:

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of these instruments.

Bonds and investments in public companies are stated at estimated fair value, determined by inputs that are directly observable (Level 2 inputs).

(b)	Interest income and expenses:

Interest income consists of interest earned on cash and bonds.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
5.	Financial instruments (continued):
(c)	Loss on exchange:

General and administrative expenses include a loss on foreign exchange of $44 ($416 in 2009) for the three-month period ended February 28, 2010.
6.	Collaboration and licensing agreement:

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”), and affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”). The Company retains all tesamorelin commercialization rights outside of the United States.

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the initial product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951), which includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

The initial payment of $27,097 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the three-month period ended February 28, 2010, an amount of $1,711 related to this transaction was recognized as revenue. At February 28, 2010, the deferred revenues related to this transaction amounted to $18,826.

On August 12, 2009, the US Food and Drug Administration accepted the New Drug Application (“NDA”) made by the Company for tesamorelin. Under the terms of the Company’s Collaboration and Licensing Agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.

Corrected as at July 27, 2010
THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2010 and 2009
(in thousands of dollars, except per share amounts)
6.	Collaboration and licensing agreement (continued):

The Company may conduct research and development for additional indications. Under the Collaboration and Licensing Agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the additional indications.